Car Charging Group, Inc.

169 3284 West 29 Court

Hollywood, FL 33020

June 30, 2017

VIA EDGAR

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Car Charging Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 21, 2016

File No. 333-214461

Dear Mr. Mancuso:

On January 5, 2017, securities counsel to Car Charging Group, Inc. (the “Company”) and Tim Buchmiller of the Securities and Exchange Commission had a telephone conversation regarding the staff’s oral comments regarding the above referenced filing. As requested in the telephone conversation, we have provided responses to the questions raised by the staff. We are filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Filing”) along with this response letter. For your convenience, the staff’s questions are listed below, followed by the Company’s responses:

Prospectus

1.	Please include all disclosure required in your prospectus, excluding only information that may be omitted consistent with Rule 430A. Disclosure that may not be omitted includes the volume of securities to be sold, disclosure required by Regulation S-K Item 202(c), ownership information in the form of the tables required by Regulation S-K Item 403 regarding each class of your equity securities, and information based on a bona fide estimate of the public offering price of the securities. See Section II.A.7 of Release 33-6714 (May 27, 1987).

RESPONSE:	In response to the staff’s comment, we have provided in the Filing the volume of securities to be sold, disclosure required by Regulation S-K Item 202(c), ownership information in the form of the tables required by Regulation S-K Item 403 regarding each class of our equity securities, and information based on a bona fide estimate of the public offering price of the securities.

Executive Compensation, page 65

2.	If your next pre-effective amendment is filed prior to the due date for the filing of your fiscal year 2016 “Executive Compensation” information in a 1934 Act filing, please ensure such information is still included in such pre-effective amendment.

RESPONSE:	We have included our fiscal year 2016 “Executive Compensation” information in the Filing.

Russell Mancuso, Branch Chief
Securities and Exchange Commission
June 30, 2017

Signatures, page II-16

3.	Please clarify who is the Attorney-In-Fact signing on behalf of the officers and directors with an asterisk next to their names.

RESPONSE:	In response to the staff’s comment, we have clarified that Michael Calise is the Attorney-In-Fact signing on behalf of the officers and directors with an asterisk next to their names.

Sincerely,

Car Charging Group, Inc.

By:	/s/ Michael D. Farkas
Name:	Michael D. Farkas
Title:	Executive Chairman